UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	1 July 2016

Release Number	16/16

UPDATE: SAMARCO BRAZIL

On 2 March 2016, BHP Billiton announced that an agreement had been entered into between Samarco Mineração S.A (Samarco), Vale S.A (Vale) and BHP Billiton Brasil LTDA (BHP Billiton Brasil) with the Federal Government of Brazil, the States of Espirito Santo and Minas Gerais and certain other public authorities (Brazilian Authorities) (Framework Agreement).

The Framework Agreement provides for the restoration of the environment and communities affected by the Samarco dam failure on 5 November 2015 and suspension of the civil public claim commenced on 30 November 2015 by the Brazilian Authorities against Samarco, Vale and BHP Billiton Brasil which sought the establishment of a fund of up to BRL20 billion in aggregate for clean-up costs and damages relating to the dam failure.

The Framework Agreement was subject to ratification by the courts in Brazil. On 5 May 2016, the Framework Agreement was ratified by the Federal Court of Appeal in Brasilia.

The Federal Prosecutors’ Office appealed against the ratification of the Framework Agreement. On 30 June 2016, the Superior Court of Justice in Brazil issued an interim order suspending the decision of the Federal Court of Appeal to ratify the Framework Agreement.

The effect of the interim order of the Superior Court of Justice is to reinstate the BRL20 billion public civil claim made by the Brazilian Authorities against Samarco, Vale and BHP Billiton Brasil.

BHP Billiton Brasil intends to appeal the decision of the Superior Court of Justice.

In the meantime, Samarco will continue to support the long-term recovery of the communities and environment affected by the dam failure.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia

Eleanor Colonico

Tel: +61 3 9609 2360 Mobile +61 407 064 748

Email: Eleanor.Colonico@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3935 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 207 802 7462 Mobile +44 7827 253 764

Email: Jennifer.White@bhpbilliton.com

North America

Jaryl Strong

Tel: +1 713 499 5548 Mobile: +1 281 222 6627

Email: Jaryl.Strong@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Americas

James Wear

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

Email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	July 1, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary